Exhibit (a)(9)
                                                    Notice of Extension of Offer
                                           And of Amendment of Offer to Exchange

                        SUN INTERNATIONAL HOTELS LIMITED

June __, 2002

Dear Optionholders:

      On or about May 28, 2002, we sent you an offer to exchange your Sun International Hotels Limited stock options which have an exercise price of at least $32.00 per share for a reduced number of new options. This letter is to inform you that we are extending the offering period for the options exchange program and that we are amending and clarifying some of the terms and conditions that were contained in the offer to exchange that we had previously sent you (the "Offer to Exchange"). Except as discussed in this letter, we are not making any other changes to the terms and conditions of the Offer to Exchange. This letter should be read in conjunction with the Offer to Exchange.

                               EXTENSION OF OFFER

      We are extending the time period during which the offer will remain open under the stock option exchange program. The offering period during which you may participate in the stock option exchange program will no longer expire at 5:00 p.m., Eastern Time, on June 24, 2002. The new expiration date for the stock option exchange program is 12:00 Midnight, Eastern Time, on June 25, 2002. We have decided to extend the offering period under the stock option exchange program in order to give our employees more time to consider the amendments provided in this Notice so that each employee has the opportunity to make a fully informed decision regarding whether to participate, and to comply with the applicable securities laws and regulations. You will receive your replacement options no earlier than December 26, 2002, which is the first business day that is at least six months and one day after the expiration of the offer. Because the six month and one day period from the previous expiration date fell on a national holiday, the extension of the offering period will not result in a change of the date that you will receive your replacement options. Although we do not intend to do so, we may further extend the offer in accordance with the procedures described in the Offer to Exchange.

               AMENDMENTS AND CLARIFICATIONS OF OFFER TO EXCHANGE

      The Offer to Exchange identified a number of conditions to the offer. (See
Section 6). We would like to clarify that the offer is not conditioned on a minimum number of optionholders accepting the offer or a minimum number of options being exchanged. The conditions described in the Offer to Exchange are the only conditions to the offer (and are fully described in Section 6 of the Offer to Exchange). We will terminate the offer only upon the occurrence of an event


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described in Section 6 of the Offer to Exchange. If any of the events described in Section 6 occurs before the expiration of the offer, we may decide to assert the non-fulfillment of a condition and terminate the offer, or we may decide to waive the condition to the offer, in our sole discretion. If we waive any condition to the offer, we will not be obligated to waive any other condition to the offer. In the event that we waive a condition for any particular option holder (including with regard to any defect or irregularity in any tender by an option holder), we will waive such condition for all option holders. All conditions will either be asserted or waived prior to the expiration of the offer.

      We would also like to clarify one of the specific conditions described
Section 6 of the Offer to Exchange. In subparagraph (c) under the second bullet point of Section 6 of the Offer to Exchange, we informed you that we could terminate the offer if any court or other authority takes any action, or threatens any action, that in our reasonable judgment would materially impair the benefits we believe we will receive from the offer. We would like to clarify that the benefits we are referring to for purposes of that condition are solely those described in Section 2 of the Offer to Exchange and in the Summary Term Sheet, Question 2, entitled "Why Are We Making the Offer?"

      Lastly, we would like to clarify that if we accept and cancel at the expiration of the offer any options you may submit for exchange, we will evidence such acceptance by promptly or simultaneously issuing to you our written promise to grant your replacement stock options in accordance with the provisions set forth in the Offer to Exchange.

      The terms and conditions that are stated above supersede any inconsistent terms and provisions in the Offer to Exchange you have previously received.

                                       ***

      In addition, please note that we filed our 2001 Annual Report on Form 20-F with the Securities and Exchange Commission on May 30, 2002. For those of you considering participation in our option exchange program through our Offer to Exchange, we recommend that you consider any updated information in our 20-F while making your decision as to whether to tender your options. The summary information in Section 9 of the Offer to Exchange remains current, but more detail is available in our 20-F (if you wish to do a more detailed review of our financial condition and operations when making your decision as to whether to tender your options). In addition, our accounting information shows the book value as of December 31, 2001 as $24.83 per Ordinary Share.


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      The 2001 Annual Report, along with our other SEC filings, can be viewed on the SEC's website (http://www.sec.gov). We will provide you with a copy of any such filings (other than exhibits to these documents) without charge upon your written or oral request to the undersigned.


Sincerely,


Monica Digilio